Exhibit 99.1

InterCure Informs That A Lawsuit Was Filed Against the Company by Minority Shareholders of Its Subsidiary

NEW YORK, TORONTO, and HERZLIYA, Israel — April 25, 2023 — InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), the leading medical cannabis company outside of North America announces that on April 24, 2023, it was informed that a lawsuit was filed against the Company in Tel Aviv-Jaffa District Court by minority shareholders of its subsidiary, Cannolam. The lawsuit was filed as part of a conflict between the shareholders and the Company, which is related to disagreements concerning the ongoing management of Cannolam.

Intercure has conducted a preliminary review of the claims made by the minority shareholders, and believes that they lack a valid legal basis. The Company is evaluating all legal options, including potential counterclaims. The Company is committed to vigorously defending its interests and will take all legal actions available to it.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the outcomes of the noted lawsuit. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co